April 2, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On January 18, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Zeo Sustainable Credit Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on March 4, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: If applicable, please provide the disclosure required by Item 1(a)(5) on the Fund’s front cover with respect to the optional internet availability of shareholder reports.

Response: The following disclosure has been added:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website www.zeo.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

Andrew.Davalla@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3353

Prospectus

Principal Investment Strategies

2.	Comment: The Staff notes that the term sustainable in the Fund’s name typically conveys the meaning of an investment in environmentally sustainable companies, or investments in issuers with strong ESG policies. Please revise the Fund’s strategy to include an 80% policy in either environmentally friendly or ESG issuers.

Response: The following disclosure has been added:

Under normal circumstances, the Fund invests at least 80% of its assets, defined as net assets plus any borrowings for investment purposes, in fixed income securities that meet the adviser’s sustainable business practices criteria.

3.	Comment: With regard to the disclosure, “The Fund takes a sustainable credit approach to investment analysis” – please revise the phrase “sustainable credit approach” for clarity. The Staff notes that this is particularly confusing in the context of the Fund’s ESG strategy component.

Response: The Registrant respectfully declines to revise the existing disclosure.

4.	Comment: Please reorganize the Fund’s principal investment strategies for clarity. For example, please consider separating the credit and ESG components of the strategy.

Response: The Registrant respectfully declines to revise the existing disclosure.

5.	Comment: Please add corresponding risk disclosures for “loan participations” and “syndicated loan assignments”.

Response: The following risk disclosures have been added to the summary and statutory risk sections:

Summary: Loans Risk: The market for loans, including bank loans, loan participations, and syndicated loan assignments may not be highly liquid and the holder may have difficulty selling them. These investments expose the Fund to the credit risk of both the financial institution and the underlying borrower. Bank loans settle on a delayed basis, potentially leading to the sale proceeds of such loans not being available for a substantial period of time after the sale of the bank loans.

Statutory: Loans Risk: Investments in bank loans, loan participations, syndicated loan assignments also known as loans or corporate loans, of which senior loans are a type, may subject the Fund to heightened credit risks because such loans tend to be highly leveraged and potentially more susceptible to the risks of interest deferral, default and/or bankruptcy. These investments expose the Fund to the credit risk of both the financial institution and the underlying borrower. The risks associated with these loans can be similar to the risks of other below investment grade fixed income instruments. An economic downturn would generally lead to a higher non-payment rate, and a loan may lose significant market value before a default occurs. Moreover, any specific collateral, if any, used to secure a loan may decline in value or become illiquid, which would adversely affect the loan’s value. Unlike the securities markets, there is no central clearinghouse for loan trades, and the loan market has not established enforceable settlement standards or remedies for failure to settle. Therefore, portfolio transactions in loans may have uncertain settlement time periods.

6.	Comment: Please add a specific risk disclosure to the type of investment contemplated by the disclosure, “The Fund may invest in junk bonds that are in default, subject to bankruptcy or reorganization”.

Response: The following disclosure has been added:

Defaulted securities, those subject to a reorganization including bankruptcy court protection may become worthless, completely illiquid or subject to lengthy legal proceedings that will delay the resolution of their value, if any.

7.	Comment: With regard to the disclosure, “The adviser seeks to preserve the Fund’s principal by managing interest rate, default and currency risks.” – please remove the risk aspect of the disclosure. All risk disclosures should be made appropriately in the principal risk section of the Fund’s prospectus.

Response: The Registrant respectfully declines to revise the existing disclosure.

8.	Comment: Please revise the paragraph that begins, “The adviser manages default risk…” to present the disclosure in a more succinct manner.

Response: The Registrant respectfully declines to revise the existing disclosure.

9.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response: The Registrant confirms that it has reviewed the disclosure regarding the Fund’s investment in derivatives and has determined that the prospectus contains the properly tailored derivative disclosures in accordance with the Barry Miller Letter.

10.	Comment: Please confirm if derivatives will be counted towards the Fund’s 80% policy as requested above. If so, please supplementally explain to the Staff how such derivatives will be valued.

Response: To the extent derivatives are used, the fund would use “ mark to market value for purposes of the 80% investment policy.

Portfolio Managers

11.	Comment: Please include the month and year that each Portfolio Manager began advising the portfolio of the Fund.

Response: The disclosure has been revised as follows (added text is underlined):

Mr. Reddy founded Zeo Capital Advisors in 2009 and has served as portfolio manager of the Fund since May 2019.

Temporary Investments

12.	Comment: With respect to money market and mutual funds, please explain why the Fund does not just invest directly in these assets.

Response: The Registrant declines to make the requested revision.

Management

Investment Adviser

13.	Comment: With regard to the disclosure, “…will be available in the Fund’s first annual or semi-annual shareholder report.” – please include the applicable period to be covered by these reports.

Response: The Registrant has made the requested revision.

How Shares Are Priced

14.	Comment: Please delete reference to “Underlying ETFs” within this section, as they do not appear to relate to this Fund.

Response: The Registrant respectfully declines to revise the existing disclosure.

15.	Comment: Please reconcile the minimum initial investment disclosure within this section with the disclosure found in the “Low Balance” sub-section.

Response: The Registrant has made the requested revision.

Frequent Purchases and Redemptions of Fund Shares

16.	Comment: Please identify what specific actions will be taken by the Fund when market timing is detected and whether they are imposed uniformly. If not imposed uniformly, please add additional risk disclosure regarding the subjective nature of identifying market timing.

Response: The Registrant respectfully declines to revise the existing disclosure.

Statement of Additional Information

Types of Investments

17.	Comment: Please ensure that this section is specifically tailored to the Fund.

Response: The Registrant confirms the “Types of Investments” section is tailored to the Fund.

Policies and Procedures for Disclosure of Portfolio Holdings

18.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(1)(iii).

Response: The Registrant respectfully declines to revise the existing disclosure.

Control Persons and Principal Holders

19.	Comment: Please include the definition of a “principal holder”.

Response: The disclosure has been revised as follows (added text is underlined):

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of a Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledged the existence of control. A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Portfolio Manager

20.	Comment: Please consider offsetting the paragraph that begins, “Mr. Reddy receives a salary…” with a sub-caption, “Compensation”.

Response: The Registrant has made the requested revision.

Other Service Providers

21.	Comment: With regard to the disclosure, “For the administrative and fund accounting fees rendered to the Fund by GFS, the Fund pays GFS the greater of an annual minimum fee of $[ , ] or an asset based fee, which scales downward based upon net assets.” – please provide more detail, i.e., what percentage does GFS start at before it scales down. Please apply the same comment to the disclosure, “For such services rendered to the Fund under the Agreement, the Fund pays GFS the greater of an annual minimum fee of $[ , ] or an asset based fee, which scales downward based upon net assets. The Fund also pays the Transfer Agent for any out-of-pocket expenses.”

Response: The Registrant has made the requested revisions.

22.	Comment: With regard to the disclosure, “GFS also provides the Fund with accounting services” – please provide the basis for the compensation for this service.

Response: The Registrant has made the requested revision.

Calculation of Share Price

23.	Comment: Please revise this section to more clearly explain pricing, first by daily market quotes and then discuss fair value pricing include the fair value committee and the fair value process.

Response: The Registrant respectfully declines to revise the existing disclosure.

Redemption of Fund Shares

24.	Comment: Please add the following disclosure, found in this section, to the Fund’s prospectus per the requirements of Item 11(a)(3):

The Fund will redeem all or any portion of a shareholder's shares in the Fund when requested in accordance with the procedures set forth in the "How to Redeem Shares" section of the Prospectus. Under the 1940 Act, a shareholder's right to redeem shares and to receive payment therefore may be suspended at times:

(a) when the NYSE is closed, other than customary weekend and holiday closings;

(b) when trading on that exchange is restricted for any reason;

(c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets, provided that applicable rules and regulations of the SEC (or any succeeding governmental authority) will govern as to whether the conditions prescribed in (b) or (c) exist; or

(d) when the SEC by order permits a suspension of the right to redemption or a postponement of the date of payment on redemption.

In case of suspension of the right of redemption, payment of a redemption request will be made based on the net asset value next determined after the termination of the suspension.

Response: The Registrant has made the requested revision.

Part C

25.	Comment: Please confirm that all applicable exhibits and disclosure will be updated or revised as necessary.

Response: The Registrant confirms that all applicable exhibits and disclosures will be updated or revised as necessary.

26.	Comment: With regard to Item 33, please confirm that Clinton Retail Investment is no longer applicable for this list.

Response: The Registrant confirms that Clinton Retail Investment is no longer applicable.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser